Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

February 19, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Christina Fettig

Re:	John Hancock Funds II (the “Trust”) - File No. 333-208896
Registration Statement on Form N-14

Dear Ms. Fettig,

On behalf of the Trust, we submit this letter in response to accounting comments received by telephone on February 1, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Retirement Choices at 2015 Portfolio, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Retirement Choices at 2010 Portfolio, also a series of the Trust (the “Acquired Fund” and together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on January 6, 2016, accession no. 0001133228-16-006792.

For convenience, we have summarized each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Securities and Exchange Commission	- 2 -	February 19, 2016

1.	Comment. Please provide supplementally the analysis required under North American Securities Trust[1] relating to the determination that the Acquiring Fund is expected to be the survivor of the Reorganization for performance reporting purposes.

Response. The Acquired Fund, the Acquiring Fund and their management believe that the Acquiring Fund is appropriately the accounting and performance survivor of the Reorganization for the following reasons. For purposes of this analysis, the combined fund resulting from the Reorganization is referred to as the “Combined Fund.”

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The Staff has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.2 In this connection, the Staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the Staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”3

Based on its review, management of the Acquiring Fund and the Acquired Fund determined that the Acquiring Fund will be the accounting and performance survivor in the Reorganization. In this connection, management noted that:

(1)	The Acquiring Fund will be the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act of 1933, as amended (the “Securities Act”), and Investment Company Act of 1940, as amended (the “Investment Company Act”) registrations of the Acquiring Fund. Hence, under the Guide, the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary.

(2)	The Acquiring Fund and Acquired Fund are currently managed by John Hancock Advisers, LLC (“JHA”) and the Combined Fund also will be managed by JHA. Accordingly, management of both Funds believes that this factor does not rebut the presumption that the Acquiring Fund should be the performance and accounting survivor.

1 SEC No-Action Letter (publicly available August 5, 1994).

2 Id.

3 Id.

Securities and Exchange Commission	- 3 -	February 19, 2016

(3)	The Acquiring Fund and Acquired Fund currently have the same sub-advisers, John Hancock Asset Management, a division of Manulife Asset Management (US) LLC and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited. The Combined Fund will continue to be managed by these two sub-advisers. Accordingly, management of both Funds believes that this factor does not rebut the presumption that the Acquiring Fund should be the performance and accounting survivor.

(4)	The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund. The Acquiring Fund is expected to adopt a revised investment objective and revised principal investment strategies in conjunction with the Reorganization, but the changes are intended as clarifications, and are not expected to expose either Fund’s shareholders to investment strategies that are meaningfully different from those currently in effect. The Acquired Fund currently also has an investment objective and strategies that are not meaningfully different from those are expected to be adopted by the Acquiring Fund in connection with the Reorganization. Accordingly, management of both Funds believes that this factor does not rebut the presumption that the Acquiring Fund is the accounting and performance survivor.

(5)	The portfolio composition of the Combined Fund is expected to be substantially the same as those of the Acquiring and Acquired Funds immediately before the Reorganization because the Combined Fund will be managed by the same investment advisor and subadvisors and will have substantially similar investment strategies. Accordingly, management of both Funds believes that this factor does not rebut the presumption that the Acquiring Fund is the accounting and performance survivor.

(6)	The gross expense ratios of the Combined Fund are expected to be more similar to those of the Acquiring Fund than those of the Acquired Fund. Although, through the operation of a contractual expense limitation that has been implemented for the Acquiring Fund, the net expense ratios of the Combined Fund are expected to be identical to those of the Acquired Fund for each comparable share class before the Reorganization, management of both Funds does not believe that this factor is sufficient to rebut the presumption that the Acquiring Fund is the accounting and performance survivor of the Reorganization. Management bases this conclusion on the fact that the classes of the Combined Fund following the merger will have expense structures substantially similar or identical to those of the Acquiring Fund (other than the new contractual expense limitations). Moreover, the differences in the net expense ratios of the Acquiring Fund before and after the Reorganization are expected to be relatively small (approximately two basis points for each share class).

Securities and Exchange Commission	- 4 -	February 19, 2016

(7)	The Acquiring Fund ($397 million in assets as of December 31, 2015) is somewhat larger than the Acquired Fund ($250 million in assets as of December 31, 2015), and is therefore closer in size to the Combined Fund, which is expected to initially hold approximately $647 million in assets. Accordingly, management of both Funds believes that this factor supports the presumption that the Acquiring Fund should be the performance and accounting survivor.

Weighing all of the factors discussed above, management believes that these factors support the conclusion that the Acquiring Fund is the accounting and performance survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund, (b) the investment advisor, subadvisors, investment policies, advisory fees and gross expense ratios of each class of shares of the Combined Fund involved in the merger are substantially identical to those of the Acquiring Fund and (c) the Combined Fund is expected to more closely resemble the Acquiring Fund in terms of size than the Acquired Fund.

2.	Comment. Please either revise the Consent of Independent Registered Public Accounting Firm or include a reference to the accountant under the heading “Information Incorporated by Reference” and exclude the reference to the accountant under the heading “Pro Forma Financial Information” in the Statement of Additional Information.

Response. The requested revisions to the Statement of Additional Information have been made.

3.	Comment. In each instance in which the Registration Statement compares the expense ratios of the Acquired Fund’s share classes to the expense ratios of the corresponding share classes of the Acquiring Fund, please note, if applicable, that the reference is to such expense ratios “as restated to reflect current fees and expenses.”

Response. The requested change has been made.

4.	Comment. In the third paragraph under the heading “Rationale for the Reorganization” before the table of contents in the prospectus, please comment on the expected effect of the Reorganization on gross expense ratios. Throughout the prospectus and Statement of Additional Information, please generally add information on gross expense ratios in any context where you are currently only providing information on net expense ratios.

Response. The relevant sentence the third paragraph under the “Rationale for the Reorganization” heading before the table of contents in the prospectus has been revised as marked below (added text underlined). Similar changes have been made throughout the prospectus and Statement of Additional Information where appropriate. Marked copies of the complete prospectus and Statement of Additional Information have been provided to the Staff.

Securities and Exchange Commission	- 5 -	February 19, 2016

On a pro forma basis, the overall net operating expense ratio of each class of the Acquiring Fund is estimated to be the same as the current net expense ratio for each corresponding class of the Acquired Fund and the overall gross operating expense ratio of each class of the Acquiring Fund is estimated to be less than the current gross expense ratio for each corresponding class of the Acquired Fund as restated to reflect current fees and expenses.

5.	Comment. Please consider revising the expense tables on pages 11-13 the prospectus to include line items for sales charges and small account fees and adding additional line items for “Service plan fee” and “Additional other expenses” to the extent such fees are included in the expense table of the prospectus for a share class.

Response. The requested change has been made.

6.	Comment. Please explain supplementally the basis for the restatement of expenses in footnote (b) to the fee tables.

Response. The Registrant supplementally confirms that the “other expenses” shown in the fee table have been restated to reflect a change in the allocation of state securities registration (“blue sky”) fees and printing and postage fees from a class-level allocation by assets to a fund-level allocation.

7.	Comment. Please confirm whether or not the contractual expense limitations disclosed in the Registration Statement will remain in effect for at least one year from the effective date of the Registration Statement, and please revise the expiration date of the contractual expense limitations or the fee table presentations accordingly.

Response. The fee table presentations in the Registration Statement have been revised to remove references to the contractual expense limitations.

8.	Comment. Please explain supplementally the discrepancy between the expense ratios shown in the most recently filed financial highlights for each Fund with those presented in the fee tables.

Response.  The Registrant notes that expense ratios in the most recently filed financial highlights are based on actual expenses incurred during the most recent fiscal year, whereas the fee tables reflect the restatement of “other expenses” discussed in the response to Comment 6 above.

9.	Comment. If the figures in the expense example tables reflect contractual expense limitations, please confirm that expense limitations are reflected only for the exact periods when they are to be in place, even if termination does not correspond to a year-end, and please add clarifying language to the lead-in paragraph.

Securities and Exchange Commission	- 6 -	February 19, 2016

Response. The Registration Statement has been revised pursuant to the response to Comment 7 above.

10.	Comment. On page 22 of the prospectus, under the heading “Board consideration of the Reorganization,” please include additional detail describing the various alternatives to the transaction that the board considered pursuant to factor (11): “possible alternatives to the Reorganization.”

Response. The Trust has revised the final sentence of the second paragraph under the heading “Board consideration of the Reorganization” to include the language below:

(11) possible alternatives to the Reorganization, including continued operation of the Acquiring and Acquired Funds as separate funds.

11.	Comment. Please provide the Staff supplementally with the percentage of the assets of the Acquired Fund that is anticipated to be sold as a result of the Reorganization. If significant, please also add to the disclosure the amount of brokerage commissions or other transaction costs expected to be incurred as a result of the portfolio repositioning, and disclose expected tax effects to shareholders of the Acquired Fund of the Reorganization. Please note that, if the Trust anticipates that more than 5% of the Acquired Fund assets will be sold as a result of the Reorganization, it may, depending on the circumstances, be necessary to include in the Registration Statement “full” condensed pro forma financial statements rather than narrative pro forma financial statements. Please ensure that any narrative pro forma financial statements are consistent with the guidance set forth in the 2010/11 Investment Company Industry Developments Audit Risk Alert.

Response. In response to this comment, the Trust has expanded the “Pro Forma Financial Information” section of the Statement of Additional Information to include disclosure of the costs of the Reorganization to each Fund and has expanded discussion of tax consequences of the Reorganization in what the Advisers believe is an easily understandable format. The Trust confirms that no portfolio realignment is expected in connection with the Reorganization and has included disclosure to this effect in the Registration Statement. The Trust confirms that the narrative pro forma financial statements, as revised, are consistent with the guidance set forth in the 2010/11 Investment Company Industry Developments Audit Risk Alert.

The Trust respectfully submits, furthermore, that narrative pro forma financial statements are appropriate for this Registration Statement. Rule 11-01 of Regulation S-X requires that pro forma financial information be furnished in the case of a business combination. The preparation requirements regarding pro forma financials are stated in Rule 11-02 of Regulation S-X. Subsection (b)(1) of Rule 11-02 states in relevant part regarding the form and content of pro forma financials that “[i]n certain circumstances (i.e. where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of the statements described herein.” Accordingly, this rule clearly provides that a narrative description of pro-forma adjustments may suffice in certain circumstances.

Securities and Exchange Commission	- 7 -	February 19, 2016

The Trust believes that the narrative description of the pro forma effects of the Reorganization as provided in the Trust’s Form N-14 is appropriate under this provision and meets Regulation S-X form and content requirements. In the case of the Reorganization, a limited number of pro forma adjustments would be made to the expenses and those adjustments are easily understood. In fact, the Trust believes that a narrative description would inform a shareholder of the pro forma effects more directly and clearly than would a lengthy full pro forma financial presentation.

Registered investment companies generate gross ordinary income from investments and incur expenses from operations; they also generate gains and losses from trading underlying securities. Most mutual fund financial statements and the related footnotes are relatively straight-forward. Because registered investment companies function as pass-through entities so long as they meet with certain conditions of the Internal Revenue Code, there is generally no income adjustment as a result of a pro forma combination of financial statements (i.e. the pro forma financial effects are simply A+B = A+B).

More specifically, the instructions and other adjustments that have an impact on pro forma financials typically include, among others:

▪	discontinued segments;

▪	amortization of goodwill and other intangible assets;

▪	depreciation and amortization of property plant and equipment;

▪	allocation of purchase price;

▪	income tax adjustments;

▪	adjustment for employees stock-based compensation; and

▪	inter-company revenues and cost of good/services.

These adjustments clearly relate and are intended to relate to operating companies and are of limited or no relevance to investment companies. In contrast to a registered investment company’s financial statements, an investor reviewing an operating company’s financials might not be able to ascertain certain pieces of information even if the individual financials conform to generally accepted accounting principles. The adjustments that typically impact pro forma financials do not apply to a registered investment company. In the case of a merger between registered investment companies, only expenses are affected. In the instant Reorganization, expenses will remain the same due to contractual expense waivers. In this instance, the Trust believes that a narrative description would present shareholders with the anticipated expense adjustments more clearly than would a full presentation of pro forma financials. Operating expense adjustments are also clearly shown in the pro forma combined expense table included in the prospectus/proxy statement.

Securities and Exchange Commission	- 8 -	February 19, 2016

We note that Regulation S-X applies to a wide variety of registrants. Within the range of registrants that would be required to provide pro forma financials, mutual fund financials are relatively straight-forward with limited adjustments and for this reason, the Trust believes that a mutual fund merger is one of the few circumstances in which a narrative description of pro forma effects of the transaction would be appropriate. Further, the Adviser anticipates that no portfolio holdings of the Acquired Fund will be sold in connection with the Reorganization.

The Trust is aware that some investment companies include full pro forma combined financial statements in Form N-14 registration statements covering fund reorganizations. The Trust also agrees that there is no question that such an approach is permissible. However, the Trust strongly believes for the reasons expressed above that this is not required and that the narrative approach taken is actually of more utility to shareholders considering the reorganization. Finally, the Trust also notes that this approach is not unprecedented. Among others, this approach has been taken in connection with the following N-14s: AIM Counselor Series Trust (INVESCO Counselor Series Trust), File No. 333-185977 (filed 1/11/2013); BlackRock Liquidity Funds, File No. 333-206288 (filed 10/26/2015) and Vanguard Tax-Managed Funds, File No. 333-193415 (filed 1/17/2014).

12.	Comment. Please revise the capitalization table on page 29 of the prospectus to include all share classes of each Fund, or confirm that all share classes are included. Please also consider disclosing the total net assets for each Fund.

Response. The Registration Statement has been revised to disclose total net assets of each Fund. The Trust confirms that all share classes are reflected in the table.

Tandy

13.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Trust acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission	- 9 -	February 19, 2016

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Ariel Ayanna